January 11, 2010
VIA EDGAR AND EXPRESS MAIL
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings, Assistant Director

Re:	Insight Enterprises, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed May 12, 2009 File No. 0-25092
Dear Mr. Owings:
Set forth below is our response to the comment of the staff of the Securities and Exchange Commission in its letter dated December 11, 2009, concerning the Form 10-K for Fiscal Year Ended December 31, 2008, filed on May 12, 2009, by Insight Enterprises, Inc. (the “Company”). For the staff’s convenience, we have repeated your comment prior to the response.
Item 11. Executive Compensation, page 115
Compensation Discussion and Analysis, page 115
1.	We note your response to comment 2 of our letter dated October 29, 2009. Your sample disclosure describes the framework in which your chief executive officer and compensation committee made the award determinations, but for each named executive officer you must identify the applicable goals and discuss how he or she earned the amounts that were actually awarded. For example, where you state that “the Compensation Committee took note that Mr. Fennessy achieved many of his individual performance objectives” in 2008, you should identify the financial, strategic and/or tactical objectives that were applicable to him and discuss which ones he achieved and which ones he did not achieve. The example of Mr. Fennessy is not exclusive. Refer to Item 402(b)(2)(vii) of Regulation S-K.

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RESPONSE:
The following is revised sample disclosure related to compensation decisions made for the fiscal year ended December 31, 2008:
“Although the annual individual performance goals related to 40% of the target cash incentive are tailored for each executive officer, the goals are generally designed to reward individuals for the achievement of defined financial, strategic and tactical objectives. For Mr. Fennessy, his annual individual performance goals included the following operational metrics: achieving $5.6 billion in revenue; $181 million in earnings from operations; growth in stockholder value through non-GAAP EPS of $2.00; achieving $110 million in free cash flow; improving return on invested capital to 11.5%; and growing the stock price faster than the Nasdaq Composite (IXIC) and Russell 2000 indices. His goals also included individual objectives, such as building new capabilities or acquiring new businesses to support the expansion of the Company’s value position as directed by the global VAR strategy, integrating acquired businesses, cross-selling, implementing operational and process improvements (including the information technology system upgrade in North America), developing and driving strategy, establishing a global compliance program, developing and retaining key employees, executives, clients and partners, and building and maintaining strong partner, analysts and investor relationships.
With respect to Mr. Fennessy, the Compensation Committee took note that most of the operational metrics were not achieved and that there were no grids or scales for partial achievement. The Compensation Committee also recognized the difficult economic climate facing the Company and the industry as a whole, particularly in the latter half of the year, and did not apply a strict mathematical formula or grid in evaluating Mr. Fennessy’s performance against the operational metrics. The Compensation Committee took note of the full achievement of many of Mr. Fennessy’s individual objectives, particularly the free cash flow objective, the further improvements to the Company’s global compliance program, the information technology system upgrade in North America, and the development and retention of key employees, executives, clients and partners. Based on those factors, the Compensation Committee determined that Mr. Fennessy should be awarded 75% of his targeted cash incentive compensation, not pursuant to any mathematical formula or grid, but rather as a subjective evaluation.

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For Ms. Bryan, her annual individual performance goals also included the operational metrics of growth in stockholder value through non-GAAP EPS of $2.00 per share, achieving $110 million in free cash flow, improving return on invested capital to 11.5% and growing the stock price faster than the Nasdaq Composite (IXIC) and Russell 2000 indices. Her goals also included individual objectives, such as building new capabilities or acquiring new businesses to optimize shareholder value, driving higher growth rates as directed by the global VAR strategy, developing an investor relations strategy, developing a global cash management strategy and optimal working capital strategy, developing a return on invested capital program, decreasing the Company’s effective tax rate and receivables collections (days sales outstanding) rate, achieving operational savings through consolidation, completing a real-estate sale-leaseback transaction (market conditions permitting), rationalizing the controls tested for Sarbanes-Oxley, driving strategic initiatives and teammate satisfaction. With respect to Ms. Bryan, the Compensation Committee gave significant consideration to the input and the evaluation of Ms. Bryan’s performance by Mr. Fennessy, which highlighted the full achievement of certain individual objectives, particularly the free cash flow objective, the success in establishing an investor relations strategy, the establishment of a successful global cash management strategy, reductions in the days sales outstanding, and other operational, strategic and administrative achievements. These achievements were considered against the Company’s failure to achieve the non-GAAP EPS goal and the fact that the sale-leaseback transaction was not accomplished. The Compensation Committee also recognized the difficult economic conditions affecting the Company and the economy as a whole, particularly in the latter half of the year. Accordingly, the Compensation Committee concluded that Ms. Bryan should be awarded 100% of her targeted cash incentive compensation, not pursuant to any mathematical formula or grid, but rather based on a subjective evaluation.
For Mr. Fenton, his annual individual performance goals also included the operational metric of growth in stockholder value through non-GAAP EPS of $2.00 per share, achievement of targeted revenue in EMEA of Euro 1.1 billion, achievement of targeted earnings from operations in EMEA of Euro 28.1 million, generation of targeted free cash flow in EMEA of Euro 30.6 million and a 60 basis point improvement in EMEA’s return on invested capital. Mr. Fenton’s performance goals also included individual objectives, such as decreasing the Company’s EMEA receivables collections (days sales outstanding) rate, reducing client-specific inventory, increasing distribution rebates, improving partner relations and vendor funding of marketing programs, identifying cost saving opportunities, driving various individual country achievements, driving strategic initiatives, building and maintaining strong partner and client relationships, and teammate development and satisfaction. With respect to Mr. Fenton, the Compensation Committee gave significant consideration to the input and the evaluation of Mr. Fenton’s performance by Mr. Fennessy, which highlighted the full achievement of certain individual objectives, particularly with respect to the inventory reductions, the partner, client and teammate relations, the individual country achievements, and the cost saving measures. These achievements were considered against the failure to achieve the non-GAAP EPS goal and the other operational metrics. The Compensation Committee also recognized the difficult economic conditions in EMEA, particularly in the latter half of the year. Accordingly, the Compensation Committee concluded that Mr. Fenton should be awarded 95% of his targeted cash incentive compensation, as determined in British Pounds Sterling, not pursuant to any mathematical formula or grid, but rather based on a subjective evaluation.

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For Mr. Glandon, his annual individual performance goals also included the operational metric of growth in stockholder value through non-GAAP EPS of $2.00 per share, as well as individual objectives, such as development of career structures, development of sales and services skills, completion of a global compensation strategy, support of community involvement programs, increasing the quality of the performance management program, diversity, review of benefits programs, organizational design, training, Board and Compensation Committee relations, integration of acquired business activities, and strategic initiatives. With respect to Mr. Glandon, the Compensation Committee gave significant consideration to the input and the evaluation of Mr. Glandon’s performance by Mr. Fennessy, which highlighted the full achievement of certain individual objectives, particularly the development of career structures and sales and service skills, community involvement programs, diversity, organizational design and integration of acquired business activities. These achievements were considered against the Company’s failure to achieve the non-GAAP EPS goal. The Compensation Committee also recognized the difficult economic conditions affecting the Company and the economy as a whole, particularly in the latter half of the year. Accordingly, the Compensation Committee concluded that Mr. Glandon should be awarded 95% of his targeted cash incentive compensation, not pursuant to any mathematical formula or grid, but rather based on a subjective evaluation.
Ms. Eckstein resigned from the Company on July 18, 2008, and the Compensation Committee did not award her any additional compensation relating to her individual performance goals for 2008. Similarly, Mr. McGrath resigned from the Company on March 1, 2009, and the Compensation Committee’s award of 50% of Mr. McGrath’s target for achievement of individual performance goals was determined and made in connection with the settlement of the Company’s obligations under Mr. McGrath’s Employment Agreement.”
The foregoing is set forth at the staff’s request as an example of future disclosure (based on the performance objectives that were in place for fiscal year 2008). The Company also again notes to the staff that the design of the Company’s 2009 incentive compensation plan is different from its 2008 plan in that the Compensation Committee will exercise more discretion in determining performance toward the specific goals of our named executive officers that are most relevant to the Company’s performance over the preceding year as well as the individual’s performance and the Company’s performance against those objectives.

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Please call me at (480) 333-3390 if you have any additional questions or would like additional information.
Sincerely,
Glynis A. Bryan
Chief Financial Officer

File No. 0-25092